File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑   Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐   No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Monthly Sales Report- December 2005	3

Regulated Announcement for the month of December 2005	3 ~ 7

Signatures	8

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2005.
     Sales volume (NT$: Thousand)

Time	Item	2005	2004	Changes	(%)
December	Invoice amount	1,519,950	1,308,739	211,211	16.14%
December	Net Sales	1,504,572	1,302,828	201,744	15.49%
     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	December, 2005 end	November, 2005 end	Limit of lending
MXIC	0	0	14,481,749
MXIC’s subsidiaries	0	0	436,447
     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	December	Bal. As of period end
MXIC	14,481,749	0	1,925,010
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,925,010
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$: Thousand)
4-1 Trading purpose:

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	699,000
	Recognized Amount	—	—	—	—	—	—	—	-2,790

4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies):

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,332,350	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of December 2005.
     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	November 30, 2005	December 31, 2005	Changes
Executive Director	Ding Hua Hu	4,000,283	4,000,283	4,489,990	+1,023,021
					-533,314
Director & Vice President	Simon Wang	6,495,252	6,334,252	5,634,252	-700,000
Director & Vice President	J.P. Peng	7,043,767	1,419,247	5,624,520	-1,419,247
Assistant Vice President	Y.L.Lin	0	7,989,413	6,189,413	-1,800,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

Number of the
		clear of pledged		Accumulated
		common shares as of	Date of the	number of pledged
Title	Name	December 31, 2005	clear of pledge	common shares
Director & Vice President	Simon Wang	2,554,384	2005/12/02	2,830,000
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of the
		pledged common		Accumulated
		shares as of	Date of the	number of pledged
Title	Name	December 31, 2005	pledge	common shares
Director & Vice President	Tom Yiu	640,000	2005/12/27	8,840,000
Director & Vice President	Ray Mac	331,000	2005/12/22	1,716,000

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on November 30, 2005	shares on November 30, 2005	units on December 31, 2005	shares on December 31, 2005
2,142,565.3	21,425,653	2,176,109.3	21,761,093

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of December 2005.
     The acquisition of assets:

		Trade Quantity	Purchase Price (Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/12/04	PHOENIX BOND FUND	30,776,967.0000	14.7342 ~ 14.8737	456,209,906
2005/12/27	ABN AMRO Bond Fund	23,684,094.3400	14.8103 ~ 14.8595	351,100,659
2005/12/28	Shinkong Chi-Shin Fund	33,759,561.3900	14.0926 ~ 14.1371	476,470,373
2005/12/28	NITC BOND FUND	2,782,111.2000	161.8270 ~ 162.2690	451,177,272
     The disposal of assets: None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: January 20, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center